MEDASORB TECHNOLOGIES CORPORATION
7 Deer Park Drive, Suite K
Monmouth Junction, New Jersey 08852
(732) 329-8885

May 7, 2007

VIA FAX and EDGAR
Securities and Exchange Commission
110 F Street, N.E.
Washington, D.C. 20549

Re:	MedaSorb Technologies Corporation
Registration Statement on Form SB-2
File No. 333-138247

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests acceleration of the effective date of the above captioned registration statement to 5:00 p.m. on May 7, 2007, or as soon thereafter as practicable.

The registrant hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours

MEDASORB TECHNOLOGIES CORPORATION

By:	/s/ David Lamadrid
David Lamadrid, Chief Financial Officer